FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 4th August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Date of Notification:	4 August 2008
Today’s date:	4 August 2008
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	01 August 2008

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:

Certain Directors who have interests in employee share plans (names listed below)

Nature of the transaction:

The award of conditional shares of Royal Dutch Shell plc (RDS) under the Restricted Share Plan (RSP)

Consideration for the transaction:

No consideration

Classes of security:

Royal Dutch Shell Class A –American Depositary Receipts (“RDS.A”)
Royal Dutch Shell Class A –ordinary shares (“RDSA”)
Royal Dutch Shell Class B –ordinary shares (“RDSB”)

Directors

Malcolm Brinded	52,941 RDSB	(London Stock Exchange)
Linda Cook	22,989 RDS.A	(New York Stock Exchange)
Peter Voser	45,877 RDSA	(Euronext Amsterdam)

The RSP is a share plan under which certain employees and Directors may receive a conditional award of shares. The shares vest three years after the award date subject to the employee or the Director being employed by a Shell Group company at that time. The participation of the above-mentioned Directors in this plan was approved at the Annual General Meeting of RDS on 20 May 2008. The conditional shares awarded under the RSP attract dividends in the form of shares (“dividend shares”) during the vesting period.

Name of contact:	Mark Edwards
Phone number of contact:	020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Brandjes

Name: M Brandjes Title: Company Secretary

Date: 4 August 2008